HARD CREEK NICKEL CORPORATION

ANNUAL MANAGEMENT DISCUSSION AND ANALYSIS

1.1 Date
The following management discussion and analysis (MD&A) for Hard Creek Nickel Corporation (the "Company") is for the year ending December 31, 2007 and includes information up to April 23, 2008 (the "Report Date"). The MD&A should be read in conjunction with the Company's audited financial statements and related notes to the financial statements for the period ended December 31, 2007. All amounts are expressed in Canadian dollars unless otherwise stated.

1.2 Overall Performance
The Company is a Canadian mineral exploration company focused on its Turnagain Nickel property in the Liard Mining Division in northern British Columbia, approximately 70 km east of Dease Lake. The claims are contiguous, and as of the date of this report, cover an area of approximately 30,544 hectares. The Company undertook a significant exploration program on the Turnagain property in 2006, and expended approximately $5.51 million on the project during the year. In February 2007, the Company published an updated resource estimate for the Turnagain property, based on approximately 41,590 metres of diamond drilling in 149 holes. During 2007, the Company completed 24,600 metres of drilling, the largest drill program in the history of the Company, and expended approximately $8.77 million on the project, before mining tax credits of $1.57 million. Assays results for all the 75 drilled holes have all been received and reported. The Bear claims have been converted to the new mineral tenure system and included within the main Turnagain property.

In addition to the Turnagain property, the Company holds, by staking, several additional areas of interest in the Liard Mining Division including the Lunar, Bobner Creek, and the Lime Claims. The Company also holds by staking the Conuma and Nootka claims on Vancouver Island.

The Green, Cot and Serp properties held by the Company were allowed to lapse during 2007. Results from previous prospecting and sampling programs prior to 2007 did not warrant additional work on the property. The two remaining claims on the Cot property lapsed on April 9, 2008.

In early 2006, the Lunar Creek property, an Alaskan-type ultramafic complex located 120km southeast of the Turnagain property, was acquired by map staking. Prospecting and sampling on the Lunar Creek claims did not indicate potential for significant platinum and palladium mineralization and the claim block has been reduced in size with some claims allowed to lapse in 2007.

No work has been conducted on the Bobner claims but the Company plans an initial examination in the spring of 2008.

No work was conducted on the Lime Claims during 2007 and no work is planned for the property during 2008.

In mid-2006, the Company acquired, by map staking, the Conuma claim block, on the basis of reported layered ultramafic rocks and indications of nearby, anomalous platinum-palladium values. Additional claims were added to the Conuma block in early 2007 for a total claim area of approximately 18,050 hectares. A preliminary site visit was conducted in May 2007, but a considerable portion of the claim block area was still covered in snow which limited the site access and the amount of work which could be conducted. As a result of the site review limitations payment of "cash in lieu of work" was made to keep the claims in good standing until October 15, 2007 so a second site visit could be completed. The overall claim block size has also been reduced in size. Part of the claim area was allowed to lapse and was re-staked after the expiry date for a new total claim area of approximately 8,495 hectares. A second site visit occurred in November 2007 to map and conduct surface sampling on the property. During the year ending December 31, 2007 the Company incurred costs totalling $25,305 on Conuma. In April 2007, the Nootka claims, located 28km south of the Conuma claims, were acquired, by map staking in an area identified in a recent Geologic Survey of Canada report with anomalous copper values. Prospecting and sampling are planned for these claim blocks in 2008.

The Company relies on equity financings to fund its operations. During fiscal 2007, the Company issued an aggregate of 10,897,978 common shares through private placements, share purchase warrant exercises, and stock options, for net cash proceeds of $17,836,023. At December 31, 2007, the Company's working capital was $10,786,885.

1.3 Selected Annual Information

	Dec 31 2005	Dec 31 2006 (as restated)	Dec 31 2007
Total Revenues	0	0	0
Income (Loss)[1] before other income & taxes	(890,690)	(1,534,578)	(2,852,726)
Net Income (Loss)	(1,106,868)[2]	(228,931)[3]	(1,778,211)[4]
Net Income (Loss) per share	($0.04)	($0.01)	($0.03)
Total Assets	11,157,371	17,530,128	33,846,521
Total Liabilities	313,856	288,542	1,827,125
Resource Properties abandoned or written off in year	0	0	68,158

[1]The Company is an exploration company, and unless otherwise noted, the Loss for the year represents the general and administrative expenses, which include the estimated fair value of the stock options granted by the Company.
[2] The Net loss in 2005 differs from the Loss due to a future income tax recovery, interest and other income.
[3] The Net loss in 2006 differs from the Loss due to a future income tax recovery, interest and other income.
[4] The Net loss in 2007 differs from the Loss due to a future income tax recovery, interest and other income.

1.4 Results from Operations

General and Administrative - During fiscal 2007, the Company incurred a net loss of $1,778,211 ($0.03 per share) compared to a net loss of $228,931 ($0.01 per share) in fiscal 2006. The administrative expenses for 2007 were $2,852,726, up from $1,534,578 in the prior year. Total administrative expenses include a non-cash expense intended to recognize the fair value of stock options granted and vested; these amounts were $1,085,653 and $424,518 in 2007 and 2006, respectively. Excluding these items, the 2007 administrative expenses were $1,767,073, up from $1,110,060 in 2006. Investor relations expenses in 2007 were $732,165 (2006: $332,293), an increase of $399,872 and is due primarily from the participation in several resource and investment shows and investor relations contracts with firms in the United States, Canada and Europe. Travel and promotion expenses in 2007 were $195,050 (2006: $81,561), an increase of $113,489 primarily from the travel to participate in several resource and investment shows. The Company incurred costs of $68,158 (2006: $Nil) from the write-down of abandoned properties during 2007. In general, there were no other areas with significant increases or decreases compared to the previous year: consulting, management fees, office and general, property evaluation, and salaries were up, while legal and audit was down. Excluding amortization and stock based compensation, the total general and administrative expenses for the year were approximately $140,000 per month compared to $92,000 per month in 2006. During 2007 the Company earned interest income of $134,592 (2006: $33,697), an increase of $100,895, from short term investments in GIC's. Future income tax recovery for 2007 was $939,923 (2006: $1,271,950), a decrease of $332,027 primarily from the effect of flow-through share renunciations.

Exploration - During the year ended December 31, 2007, the Company incurred exploration expenses of $7,085,253 net of mining tax credits on the Turnagain property (2006: $5,509,087). Drilling expenses for 2007 were 54% of the total exploration expense up slightly from the 52% in 2006. Field activity resumed in May 2007, and prior thereto, efforts were focused on compiling and analyzing data from the 2006 program. The drill program, which began in early June and ended in mid November, comprised of 75 holes and approximately 24,600 metres of drilling. The focus of the 2007 drill program was to (i) determine the spatial limits of the Horsetrail deposit with step-out drill holes; (ii) upgrade the confidence in the inferred portion of the Horsetrail deposit; (iii) collect large diameter drill core samples for further detailed metallurgical testwork; (iv) further explore the extent of the PGE mineralization in the DJ and DB areas; and (v) drill test three exploration target areas; the Mandible, Central and the Cliff Areas.

In December 2007, AMEC Americas Limited completed a Preliminary Assessment. The Assessment is based on a measured, indicated and inferred mineral resource estimate completed by AMEC. This estimate incorporates a revised and expanded geological interpretation of the Horsetrail zone and peripheral area which includes 19 drill holes from the 2007 drilling program.

The next phase of metallurgical testwork will be primarily directed towards refining the parameters necessary for projecting actual mill performance. This testwork will be carried out by Xstrata Process Support (XPS) in Falconbridge, Ontario, G&T Laboratories in Kamloops, B.C., and at SGS in Lakefield Ontario. The XPS testwork consists of quantitative mineralogy, mineral processing flotation testing including QEMSCAN and Microprobe analyses, one rougher and one cleaner test for mineralogy and metallurgical alignment. Additional hydrometallurgical testwork is also being completed at SGS for completion in early 2008. The G&T testwork includes locked cycle, open cycle testing. The SGS testwork will also be focused on completing a variety of crushing, grinding and abrasion testwork.

In July 2006, the Company acquired, by map staking, the Conuma claim block on Vancouver Island. Additional claims were added to the Conuma block during the year ended December 31, 2007 for a total claim area of approximately 8,495 hectares. In November 2007, the Company conducted a site visit to map and conduct surface sampling on the property. During the year ending December 31, 2007 the Company incurred costs totalling $25,305 (2006 - $Nil),

1.5 Summary of Quarterly Results - see attached table

1.6 Liquidity and 1.7 Capital Resources

At December 31, 2007, the Company had working capital of $10,786,885 compared to working capital of $1,545,900 and restricted cash of $163,058 (cash raised by the issuance of flow-through common shares and allocated for qualifying exploration expenditures) as at December 31, 2006. Accounts payable and accrued liabilities December 31, 2007 were $742,316. During fiscal 2007, the Company raised cash proceeds of $17,836,023, net of issue costs, from the issuance of common shares through private placements and the exercise of warrants and stock options. The Company's budget for the exploration program of 2008 is approximately $7.5 million, as of the date of this report, the Company has sufficient funds for the planned program and for general corporate purposes for the fiscal year ending December 31, 2008. Should the Company expand the 2008 exploration program, the Company will need to raise additional funds through further equity issuances.

1.8 Off Balance sheet arrangements - N/A

1.9 Transactions with Related Parties

During fiscal 2007, the Company incurred and paid $565,978 in salaries or fees with directors, officers, senior executives or companies controlled by them. Excluding stock-based compensation, the amount for 2007 was $565,978 as compared to $511,511 the prior year, an increase of $54,467 or 1%. An aggregate of $456,978 in deferred exploration expenses relates to amounts paid to three directors, one officer, and one senior executive of the Company, for planning, analysis, modeling, metallurgical work, project management and infrastructure and socio-economic project development for the Turnagain property. These services were billed to the Company at standard industry rates. Management fees aggregating $109,000 were paid during the year to the Chief Financial Officer and the Corporate Secretary, and increase of $20,250 or 23% over the same period of 2006. The increase in management fees relates to the increase in the work load of the day to day operations.

1.10 Fourth Quarter

The 2007 field program on the Turnagain property ended in early November and the camp was closed for the winter season. Exploration expenses for the fourth quarter were $1,974,663, down from the $2,822,869 expended in the third quarter, and up from the fourth in 2006 ($1,498,478). Major components of the 2007 fourth quarter property expenses included drilling costs of $1,686,952; geological services of $645,422; assays & analytical of $332,426 and travel and transportation costs of $142,449 which were offset against additional mining tax credits of $943,102.

There were $434,337 of administrative expenses during the fourth quarter, these expenses were up $193,734 from $240,603 in the third quarter due to a $117,000 increase related to investor relations, accrued year end audit fees of $40,000, increased legal fees of $24,000 and increased travel expenses of $19,000.

There was one significant year end adjustment made to the Company's financial statements regarding the tax impact of flow-through shares issued during the year. In accordance with Canadian generally accepted accounting principles, the Company recognized a future income tax liability relating to the exploration tax benefits given up from the issuance and filing of applicable tax filings of flow-through common shares whereby the Company renounced the tax benefits in favour of the subscribers. The expected tax benefits given up are recorded as a future income tax liability with a corresponding reduction to share capital. As the Company had available non-capital tax losses to partially offset the future income tax liability at year end, a future income tax recovery was recorded. The amount recorded as the change to future income tax liability was $1,084,809 (2006: $(224,715)), and the amount recorded as future income tax provision recovery was $939,923 (2006: $1,271,950). For further detail, refer to notes 3(e), 5, and 9 to the December 31 2007 consolidated financial statements.

The financial statements for the year ended December 31, 2006 have been restated to correct an error in accounting for future income taxes. At December 31, 2006, the Company previously reported a net future income tax liability of $627,266. As a result of completing the Company's corporate tax returns, assessments and reconciling for timing differences resulting from the Company's renunciation of qualifying Canadian Exploration Expenditures, management has recalculated a net future income tax asset of $340,923 at December 31, 2006.

As a result of the above, the Company's future income tax recovery for the year ended December 31, 2006 increased from $303,761 to $1,271,950. Net loss for the 2006 fiscal year decreased from $1,197,120 to $228,931 and loss per share decreased from $0.03 per share to $0.01 per share.

1.11 Proposed Transactions - N/A

1.12 Critical Accounting Estimates

As at December 31 2007, the Company's financial statements reflect an asset "Deferred Exploration & Development Costs" with a balance of $21,899,565. The recoverability of this amount is dependent upon the discovery of economically recoverable reserves, and the ability to attain future profitable production from those reserves, or from their successful disposition. The Company has not determined if its properties contain ore reserves that are economically recoverable.

1.13 Changes in Accounting Policies Including Initial Adoption

On January 1, 2007, the Company adopted new accounting standards related to accounting changes, financial instruments, comprehensive income and hedges that were issued by the Canadian Institute of Chartered Accountants (See Note 2 of the December 31 2007 consolidated financial statements). These changes in accounting policies have been adopted on a prospective basis. At January 1, 2007, management determined there were no fair value adjustments required to the Company's financial instruments and no adjustments have been recorded to the opening deficit as a result of adopting these policies. The adoption of these new accounting changes has not had a significant impact on the financial statements for the year ended December 31, 2007.

1.14 Financial Instruments and other Instruments - N/A

1.15 Other

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide assurance that all relevant information is gathered and reported to the senior management, which includes the Company's President and its Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure. As of December 31, 2007, the President and the Chief Financial Officer have evaluated the effectiveness of the Company's disclosure controls and procedures as defined in Multilateral Instrument 52-109, Certification of Disclosure in Issuers' Annual and Interim Filings, of the Canadian Securities Administrators and have concluded that such disclosure controls and procedures are effective.

Internal Control over Financial Reporting

The Company's President and the Chief Financial Officer are responsible for establishing and maintaining the Company's internal controls over financial reporting in accordance with Multilateral Instrument 52-109. These internal controls over financial reporting have been established as at December 31, 2007. There have been no changes in these controls during fiscal year 2007 which have materially affected, or are reasonably likely to materially affect, the Company's internal controls over financial reporting.

(a) additional information on the Company may be found on SEDAR at www.sedar.com, and on the Company's website at www.HardCreekNickel.com

(b) at the end of the year, the Company had 60,220,592 shares issued. The Company had 4,595,000 stock options outstanding, with exercise prices ranging from $0.35 to $2.30, a weighted average exercise price of $1.05 and a weighted average life of 2.54 years. In addition, 3,373,689 warrants were outstanding, with exercise prices ranging from $2.80 to $3.00, a weighted average exercise price of $2.96 and a weighted average life of 0.90 years. Subsequent to year end these warrants were re-priced to $1.00 and the term was extended for an additional six months. For more details, refer to Note 4, Share Capital, and Note 11, Subsequent Events, of the audited consolidated financial statements.

Summary of Share data at December 31, 2007
		Weighted Average
		Price	Life in Years
Issued shares	60,220,592
Options	4,595,000	$1.05	2.54
Warrants	3,373,689	$2.96	0.90
Fully Diluted	68,189,281

1.5 SUMMARY OF QUARTERLY RESULTS

	Q1 2006	Q2 2006	Q3 2006	Q4 2006 (as restated)	Q1 2007	Q2 2007	Q3 2007	Q4 2007

Total Revenues	0	0	0	0	0	0	0	0
Income (loss)	(499,863)	(359,775)	(240,603)	(434,337)	(773,495)	(674,270)	(664,164)	(740,797)
Net Income (loss)[5]	(489,654)	(354,135)	(226,890)	841,748[6]	(658,773)	(496,566)	(481,315)	(141,557)[7]
Basic & diluted earnings (loss) per share	(0.01)	(0.01)	(0.01)	(.00)	(0.01)	(0.01)	(0.01)	(.00)
Deferred Exploration Expense - Turnagain Property, B.C.[8]	392,578	1,242,814	2,375,217	1,498,478	418,348	1,894,678	2,822,869	1,974,663

[5] The Company is an exploration company, and unless otherwise noted, the Loss for the period is the general and administrative expense.
[6] The Net Income in the fourth quarter of 2006 reflects a year end adjustment of $(1,271,950) to reflect future income tax recovery.
[7] The Net Income in the fourth quarter of 2007 reflects a year end adjustment of $(939,923) to reflect future income tax recovery.
[8] The 2007 Deferred Exploration Expense shown is $1.566m less than total expenditures, reflecting $1.566m of mining tax credits received.